Exhibit 99.1

AerCap Signs $200 Million Pre-Delivery Payment Facility for Boeing 737-800s

AMSTERDAM, The Netherlands, December 14, 2012 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has signed a $200 million facility with DBS Bank Ltd. of Singapore, to finance the pre-delivery payments for ten new Boeing 737-800 aircraft.

This funding facility completes all of AerCap’s pre-delivery payment requirements for its ten Boeing 737-800 aircraft order. This order was placed in 2010 with deliveries scheduled during 2015.

Paul Rofe, Group Treasurer of AerCap said: “We are pleased to have pre-delivery funding in place for these committed Boeing 737-800 purchases. Having the lessees already in place for these aircraft was instrumental in helping us source this financing.  The current transaction further strengthens our important relationship with DBS Bank who, as one of the major participants in aviation financing, has supported AerCap’s business model in the past through the provision of various other facilities.”

In total, AerCap has now raised $1.5 billion of debt financing during 2012.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap has $10 billion of assets and a fleet of 337 aircraft. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com

www.aercap.com